Special Meeting of Shareholders of
RNC Money Market Fund and
RNC Equity Fund
Tuesday, September 24, 2002



To approve the liquidation of the
Funds' assets, distributing the
proceeds thereof to its shareholders
pro rata, and terminating the RNC
Mutual Fund Group, Inc.'s existence.



     For       Against
          Abstained

Money Market Fund
     53,442,431     4,193
          0
     Equity Fund
     110,093   3,780
          12,992